Mail Stop 3561

August 4, 2008

Mr. Matthew Kane
Vice President, General Counsel
Cott Corporation
5519 West Idlewild Ave
Tampa, FL 33634

      Re: Cott Corporation
              Form 10-K
              Filed February 28, 2007
              File No. 001-31410

Dear Mr. Kane,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      John Reynolds
      Assistant Director

Cc: H. John Michel, Jr.
Fax: (215) 988-2757